AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 2009

                                                    1933 ACT FILE NO. 333-155860
                                                   1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6
                                 AMENDMENT NO. 1

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 553

     B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  Copies to:

      KEVIN ROBINSON, ESQ.                     ERIC F. FESS
      Senior Managing Director, General
      Counsel and Secretary
      Claymore Securities, Inc.             Chapman and Cutler LLP
      2455 Corporate West Drive             111 West Monroe Street
      Lisle, Illinois  60532                Chicago, Illinois 60603
      (630) 505-3736                        (312) 845-3000


It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



                  PRELIMINARY PROSPECTUS DATED JANUARY 7, 2009

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 553

                   Diversified Income Wave Portfolio, Series 6
                      (the "Diversified Income Wave Trust")

                      Strategic Income Portfolio, Series 28
                         (the "Strategic Income Trust")

                Closed-End New York Municipal Portfolio, Series 9
                   (the "Closed-End New York Municipal Trust")


                     10,000 Units (A Unit Investment Trust)


     The above-referenced series is comprised of the Diversified Income Wave Portfolio, Series 6, Strategic Income Portfolio, Series 28 and Closed-End New York Municipal Portfolio, Series 9 (each, a "trust" and together, the "trusts").

     The attached final prospectus for the prior series of each respective trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for each trust in this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series of each trust should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series of each trust.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     For purposes of the Diversified Income Wave Trust and Strategic Income Trust, incorporated herein by reference are portions of the final prospectus for Series 534 (Registration No. 333-153272) as filed on October 15, 2008, which portions shall be used as the preliminary prospectus for such Diversified Income Wave Trust and Strategic Income Trust. For purposes of the Closed-End New York Municipal Trust, incorporated herein by reference are portions of the final prospectus for Series 487 (Registration No. 333-150152) as filed on May 14, 2008, which portions shall be used as the preliminary prospectus for such Closed-End New York Municipal Trust.



                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                      AMOUNT

               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania            $250,000
                         959-9000

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184 filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 553 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 7th day of January, 2009.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 553
                                                                      Registrant

                                                   By: CLAYMORE SECURITIES, INC.
                                                                       Depositor

                                                          By: /s/ Kevin Robinson
                                                         -----------------------
                                                                  Kevin Robinson

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on January 7, 2009 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


     SIGNATURE*                           TITLE***                              DATE

CHRISTIAN MAGOON**                        President                         )    By:    /s/ Kevin Robinson
                                                                                        ------------------
                                                                            )               Kevin Robinson
                                                                            )               Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           January 7, 2009
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT*                           Vice Chairman                     )           January 7, 2009

ANTHONY DILEONARDI*                       Vice Chairman                     )           January 7, 2009

BRUCE ALBELDA*                            Chief Financial Officer and                   January 7, 2009
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     January 7, 2009
                                          General Counsel and Secretary


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     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-149523 on April 9, 2008.

     **   An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-150840 on June 2, 2008.

     *** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

         The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

         The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

             Re: Claymore Securities Defined Portfolios, Series 553

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).

                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
January 7, 2009